Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

**The Yieldstreet Prism Fund: A deep dive. (Official Webinar Transcript)**
**June 10, 1 PM EST**

**Lindsey Fielding**
All right, so I think we will get started. So a warm welcome and thank you so much to everyone who has joined us today and for taking the time out for our webinar on the Yieldstreet Prism Fund, all your questions answered. My name is Lindsey Fielding, I'm our head of Marketing and Growth here at Yieldstreet. Today I am joined by Michael Weiss, our Founder, and President as well as the Chief Investment Officer of the Yieldstreet Prism Fund, as well as Jimmy Pandhi, who is our Head of Strategic Finance and the CFO for the Yieldstreet Prism Fund. So as many of you may have seen the Prism Fund will be opening for additional investment, this coming Monday, June 15. And our agenda for today is to answer some of the most frequently asked questions we've received from you, our investor base since the Fund first launched back at the end of February. And at the end of this webinar, we will open for a live Q&A for the last 10 or 15 minutes. So please feel free throughout the discussion. There's a Q&A button at the bottom of your screen, please submit your questions and we'd love to answer them towards the end of the discussion. So without further ado, let's dive into the content and get started on our discussion. So first and foremost, we've received questions from a lot of investors wanting to understand more about why Yieldstreet introduced this product in the first place. Some of you may have seen we've typically done individual investments and specific assets classes and this is our first fund product to launch on the platform. So to kick things off, Michael, would you like to handle this question and dive right in?

**Michael Weisz**
Sure. I'd love to thank you, Lindsey. And thank you, everybody, who's joining, we really appreciate it. It's great to have a chance to talk more about the Yieldstreet Prism Fund and to be able to answer a lot of people's questions as they think about how the Yieldstreet Prism Fund can help them achieve their investment goals. So, Lindsey, I think, if it's alright with you, I actually want to take just a quick step back and talk about where Yieldstreet Prism Fund fits within the broader context of Yieldstreet and what we set out to do. So at Yieldstreet our broader mission has been to help investors find a better way to invest and we've long felt for a while that the investment process and the typical investor journey was inherently broken. And what we mean by that is historically access to these products such that Yieldstreet has typically offered since its inception, alternative investments, namely those that we believe have potentially higher yields, and lower market correlation have been generally off-limits to the typical individual investor. And that is why we founded this company a little bit more than five years ago, to provide access to these opportunities to those who have previously been left out of the game. Now, when Yieldstreet decided that we want to solve for that, how did we do that, right? So here we are five years later, we've built an incredible digitally native platform that helps open up the access to our investors in a fractional way, and in sizes that are easy for you with a user experience that is technology forward, and I believe second to none. But one thing that we've consistently found over the years is that it's been difficult for investors to create a portfolio that is diversified and that is for a number of reasons. And what we want to do is try and find the

solution that we can help someone access a product that would automatically have a multi-asset approach. And for us Yieldstreet Prism Fund is this natural progression to do that, right? Because for those of you who have been using Yieldstreet, over the last number of years, you'll notice that the way for you to achieve a level of diversification was to consistently invest in different transactions and to build a portfolio on your own. But a lot of people have voiced an opinion that, hey, we want to make an allocation and be able to be invested across different asset classes or different investments at the same time. And that is exactly why we started the Prism Fund. So the reality is that the team myself and all those involved in Yieldstreet, in making the Prism Fund a reality, are incredibly excited to finally give people an opportunity with a single allocation and one investment to get access to a number of opportunities that are in that Fund. So instead of taking your $20,000 and it being put in one deal, you'll have the benefit of the diversification and the total assets within the Fund. Now, we think that that's a really attractive opportunity, and it will help you distribute your risk, ultimately. And in summary, the Yieldstreet Prism Fund allows us to further our mission, it's a novel investing opportunity. It has income generation, and it will help everybody continue on this mission of a path to financial independence.

**Lindsey Fielding**

And, Michael, I think it would be helpful to zone in a little more specifically on the Yieldstreet Prism Fund. So specifically covering what is the investment strategy of the Yieldstreet Prism Fund and how will we be managing the Fund at Yieldstreet?

**Michael Weisz**

Jumping right into the meat of it, Lindsey? I see. So, I think I think that's a loaded question. If it's alright with you, I'm going to break it out into a couple of parts. So if I think about it, let's talk about the investment goals, broadly of the Yieldstreet Prism Fund. Let's talk about what we are actually going to be investing in? And let's talk about what are the phases of the Fund and how do we think about the Fund over a period of time. So the investment goals of the Fund are simple, they're straightforward, and there are three components to it. So, first and foremost, this Yieldstreet Prism Fund is focused on income generation, we aim to provide our investors with a consistent and reliable stream of passive income through the recurring and expected distributions, as we'll talk about more later, the second piece is the total return. So on the one hand, while we do look for opportunities that are going to consistently generate continued passive income, we are also very interested in some opportunities that may have a different cash flow stream, but provide a very attractive total return story. At the end of the day, what we're trying to do here is a balance between the most attractive risk/reward return while also providing consistent passive income to investors. The third, and arguably most important, is downside protection. We are here to take on the least amount of risk we can to achieve the goals that we have for the Fund and total return of passive income. So that is very broadly what it is that we set out to do with this Yieldstreet Prism Fund. Now, the second piece I wanted to touch on is what we are actually investing in. So the primary objective of the Fund is to create a vehicle where we have many investment positions across a variety of asset classes. Now, I feel that what we're mostly going to see are the asset classes that Yieldstreet customers have become accustomed to. So think about Art Finance, Commercial Real Estate, Litigation Finance and other alternative asset classes in which Yieldstreet has been focused on and will continue to grow into. Now, at the same time, during the Fund ramp phase and over the life of the Fund, we're also going to have investments in tradable securities. And we'll talk a little bit about why those tradable securities are important. Now, two types of those securities could be bank preferred or mortgage bonds. Now, they might be, there are going to be higher-yielding securities, Lindsey, but they're generally going to require a longer investment horizon and potentially more volatility and more risk. Now, our objective with the Yieldstreet securities portfolio is not to generate a handsome return. It's to solve for some of the other components of the Fund, which I'll segue into.

So the next topic that we wanted to talk about is what are the phases of the Fund. And I think it's important to understand the phase of the Fund because it also helps people have a much more holistic view of how we're going to be investing in accordance with those phases of the Fund. So in summary, there are three phases of a Fund, there is a ramp phase, there is an investment phase, and there is an end of Fund phase. So in the ramp phase, consider it the time that you continue raising capital and you're launching your Fund and you're starting to make investments and over time, you'll build a bigger portfolio. Now the investment phase is going to be the bulk of the life of the Fund. When a lot of your capital is invested and your portfolio is maturing and generating the returns hopefully, that you set out and the end of the Fund is going to be the last part of the Fund when the Fund is running. Now during the ramp-up period, as you gain more capital, your restrictions will lighten, but there are diversification requirements and other regulatory requirements of the Fund until you get to a ramped-up period. Accordingly, potentially up to 50% of the capital for a period of time is going to be invested in tradable securities. As we're getting new investments and putting them to work. We don't want the cash to sit as a cash drag, meaning money raised but isn't generating. So we're going to limit that by investing in tradable securities. During the investment phase, I expect that 80% to 90% of the Fund's capital is going to be invested in our liquid Private Credit investments similar to the asset classes that I mentioned just a minute ago. And the remainder of the Fund's assets will be liquid, either cash or tradable securities, and that will help us keep the appropriate amount of cash to make that next investment or cover our responsibilities that we have. Now the end of Fund phase is going to be the last phase of the Fund, and that is when our private credit investments are amortizing and getting to the point at the end of their life. And during that time, we will also liquidate whatever tradable securities we have and pay back our investors as well. And if I may take another minute, I think it's helpful to talk about what we've already invested in the Fund to help people get a sense of how we've behaved in this early phase of the fund, but also importantly, to see how the thesis of the fund is really rounding out. So currently, there are three investments, private credit investments in the Fund. One is in Art, one is in Real Estate and one is in Legal Finance. So the Real Estate investment, for example, is participation in a first mortgage loan in Hollywood, California. It's a 24-month deal and it has a coupon of 8.75%. The Art investment is a delay draw investment. And finally, the legal finance investment is a commitment of $2.8 million, which we've closed and committed and is going to be funded in the very near future. And now that investment is going to have a participation of a fixed coupon of 14%. Now, what's even more interesting, for example, about the legal finance investment is that it has two interesting components. One is we've been able to secure principle protections, we've got an insurance policy from an 'A-' rated insurance company. And the second is beyond 14%, if the litigation finance investments perform well, then we even have further participation and upside from those potential investments. So my point is that we're seeing great opportunities. We're continuing to double down on our mission to bring different asset classes, different types of investments so that we could hopefully build a nice diversified portfolio. And as time goes on, we'll continue that thesis and we'll have more of our capital invested in the Private Illiquid Credit.

**Lindsey Fielding**
So thanks for all that detail, Michael. That's really helpful. And again, if anyone on the webinar has further questions about the fund strategy or phases of the fund, please drop them in the Q&A and we can pick them up towards the ends. Another topic that I think is important to dive into that maybe on some investor's minds is we initially launched the Yieldstreet Prism Fund, really right before the coronavirus pandemic hit. So I wanted to take an opportunity, Michael, to touch on if coronavirus has impacted anything within the Yieldstreet Prism Fund or what we are considering to invest in.


**Michael Weisz**
Definitely very appropriate and topical question to ask. So, I would break it up into two parts. One is so right out of the gate Coronavirus hits. This is something very novel I don't believe there's anybody that could have predicted a Coronavirus situation, and it behaved very differently, right? So our first approach, sort of right when Coronavirus, started getting serious more broadly across the whole investment team was, let's take a step back. Let's take stock, understand the market, see what's going to develop, what are the risks that are going to be present? As a lender, I would say the biggest challenge during the heat of the Coronavirus epidemic is understanding what is value, right? So, we're often talking about Lindsey, loan to value across a lot of our transactions. If value changes and the basis of our loan changes, so it was very important for me and for the team to be able to take a step back. I instructed the team, there is no pressure to put out any transactions there is no pressure to close deals. We're going to take stock and understand what the market is going to look like and how best to respond. So I will say that while I did communicate that we were, quote, risk-on and we were looking for good investments, we were trying to be very conservative in our approach to what we'd be willing to invest in. And as a result of that, for about eight weeks, we did not do a new investment. Now, over the last five weeks, there's been a lot of falling in the market across different asset classes. And there are a lot of opportunities that started to come out. Now, there's an interesting sort of development going on in the market in past cycles. A lot of people talk about distressed opportunities. In the private credit market, we haven't seen a lot of that yet. I think that part of the reason for that is number one, the government put a trillion and a half dollars into the markets and that's really helped in a lot of ways, whether it's PPP Main Street lending, or in public markets to create more confidence. The second point is the court systems are closed. So what could people realistically do by way of enforcement on the private credit side for many of

these lenders? And the third, which is connected to the second is a lot of government guidance has been to lenders to try and find solutions with their borrowers. So I think because of the legal system effectively being shuttered, and the government pressure for lenders to help, you're not seeing private credit deals being blown out the door at super distressed opportunities. However, I do feel that come the end of the third quarter in the beginning of the fourth quarter, there will be distress in the market, there will be interesting opportunities. I think that's a whole other discussion to have, maybe at a later time. But as it relates to the Yieldstreet Prism Fund, what we saw back in 2008 and 2009, and I together with many of my colleagues in sort of similar positions feel is that as we're already seeing traditional banks not stepping up to the plate for new financings or for refinancing for borrowers. So what that means is what it's meant in the past is that non-bank, lenders have a real opportunity to win. And that's exactly where Yieldstreet participates. So being able to gain access to better quality deal flow, and hopefully better pricing is what I expect, right? So pre-Corona for those of us who have been investing on Yieldstreet, you've seen over time yields coming down, and I can tell you from my seat, and from my portfolio manager's seats, we were fighting over 25, 50, 75 basis points. Now, those same discussions are 150 to 300 basis points. And that's a really big difference. So I think, for us, Lindsey, we started at an incredible time. I will say, in some ways, it's interesting. I remember it took us a lot longer than we expected to be able to launch the Prism Fund in some ways, we were frustrated by it. But having been able to have you know, of course, hindsight is 20/20. Starting effectively in the middle and after Coronavirus and being able to build that profile.

**Lindsey Fielding**
Thanks for that perspective, that's super helpful. So, switching gears a little bit to some specifics of how the Fund actually operates. Some investors may have seen that when we first opened, the Fund was available to verify it and accredited investors, and as of our last tranche and moving forward, the Fund is also open to self-verified accredited investors. So I think something that's important to note is that this is a public Fund. And I think, Jimmy, if you could maybe dive into a little bit more detail on our audience rollout and why we're accepting self-verified accredited investors.

**Jimmy Pandhi**
Great. Thank you, Lindsay. Thank you, Michael. Really appreciate everybody joining us today. To me, the Yieldstreet Prism Fund hits home. I joined Yieldstreet for one reason, one reason only. I fully believe in our mission of bringing financial independence to all. And the Yieldstreet Prism Fund is one step closer to that mission, by nature as Lindsey defined, this product is meant for true retail everybody across the spectrum. We rolled out initially because our platform legacy has been for accredited investors as we revamped our platform, the second phase, the second tranche that we opened up, we opened it up to self-verified accredited investors. And soon, stay tuned, we're really excited that this is going to be opened up for everybody in the US.

**Lindsey Fielding**

Thanks, Jimmy. And another question. Some investors may have seen that the Yieldstreet Prism Fund has a stated distribution rate where other individual investment offerings on the platform have a target annual yield. Could you dive into the differences between the two and what Distribution rate really means?

**Jimmy Pandhi**
Yep. So a distribution rate, think of it if you're a public equity investor, public companies, think Microsoft, think Apple, Google, you know, companies pay dividends. So distribution rate is a synonym for dividend. And bear in mind, our distribution rate is net of all fees, all expenses. So during this ramp-up phase, our board has initially set the distribution rate at 7%. And that's based on a set of portfolio construction assumptions. As our portfolio evolves, as Michael referenced earlier with some of the higher-yielding products we have, the board is going to revisit the distribution rate every hundred and 20 days or so. actual performance varies per quarter. But based on what we are where we are today with the 7% distribution rate, an example of if we did 6% in the quarter, essentially, you get 1.5% back as income and The remaining 0.25% would be a return of principal. In the flip case where we outperform in that entire quarter, we would still get 1.75% of income as a distribution with the remainder staying in the Fund. And due to the requirements of a closed-end Fund or paying out 90% of their earnings at the end of the year, we re-look at the performance of the Fund, and we would have potentially a special distribution in the first quarter of the following year.

**Lindsey Fielding**
Thank you for that. So I believe we also have several investors on the webinar today that are either new to Yieldstreet or new to funds in general. So Michael, I think it may be helpful to close at least this prepared portion with a little more detail on how the Yieldstreet Prism Fund could help an investor construct a portfolio.

**Michael Weisz**
Sure, so I think we spent A lot of time talking about what we're going to invest in and what some of those elements are, and how we're striving to build a portfolio that gives people access to diversification. Maybe what I can offer is the investor experience from two perspectives. Let's talk about a very large investor and a smaller investor. So typically say an investor had $20,000 that they were willing to invest or that they had available to them to make an investment now. If you were to go on to the Yieldstreet website and seek to invest in a particular transaction, most likely you would only be able to invest in one deal and in one asset class with $20,000. Whereas that's not really going to help somebody build a portfolio that has diversification to it. If that is the amount of capital that they have available at a given time. And with Yieldstreet Prism Fund, if you make that same one investment for $20,000, you'll have the same diversification that say, somebody with $500,000 invested in, by being invested in the Fund that is made up of all these different positions. On the opposite end of the spectrum, we've also had a number of clients that are seeking to put very significant amounts of capital, whether it be a million, 5 million 10, or if it's an RIA (registered investment advisor), seeking to invest for the benefit of a group of discretionary clients that he or she manages, or a family office, for example. And in the past,

similarly, they have not been able to find a way to put a very significant amount of capital to work at once across multiple investments, because those of you are familiar, Yieldstreet will offer different investments at different times. Now, similarly, for that investor profile, investing any large sum of money in the Yieldstreet Prism Fund will give them that level of diversification or the ability to seek it through the Fund as we continue to invest across many transactions that we're seeing in the pipeline. So I think that's another perspective, maybe more so from the investor side of how to think about the Yieldstreet Prism Fund versus some individual investments. I wouldn't say that, you know, one is 'quote' better than the other, I think each investor has to determine what it is they're trying to achieve. But for those that are looking to put an amount of capital to work quicker, more easily across multiple investments, and strive for diversification across the asset classes that we are Yieldstreet are focused on, this is a great way to do that.

**Lindsey Fielding**
Great, so thank you, Michael and Jimmy, for that, that detail on the Fund and how it operates. So that concludes the prepared portion and I want to make sure we leave lots of time to address the live Q&A from the investor base. So if you haven't done so already, please take a minute to drop your question into the Q&A. And we'll address as many as we can in the next 15 or so minutes. So, you just kind of looked through here with our moderators. So an interesting one coming in is a question on if the Yieldstreet Prism Fund has any additional oversight outside of Yieldstreet, which is an interesting question. I think that's something Jimmy perhaps you could take.

**Jimmy Pandhi**
Yeah, great question for whoever sent that in. Phenomenal question. I'm very happy to announce we actually have three independent board members. These gentlemen have an amazing resume. You know, John Siciliano, former CEO of New York Life Investment Management. That's like a 400 billion dollar asset management business Bill Riegel he is the investor of the group he was a former CIO of the TIAA Asset Management, which is another, think he oversaw close to half a trillion dollars like 't' for trillion. Jim Jessee, he was the global co-head of distribution for MFS investments, another multi-hundred billion-dollar fund. You know, overall, I mean these guys also sit on the boards of the Rockefeller Family Fund, Waddell & Reed so very large blue-chip institutions Betterment Avondale Strategies you know, it's truly an honor and privilege for these gentlemen to be a part of the Yieldstreet family and products that we feel so strongly about.

**Michael Weisz**
Man, Lindsey, I didn't know Jimmy had those lines on his sleeve. I would only add that
You may be feeling the same way I felt when we were able to secure the board nominations, which is, you know, why are people so experienced with such a pedigree coming to Yieldstreet,

which by comparison to, you know, to their current and prior stints is, is smaller. And when I spent a lot of time with each of the board members, the common denominator between them was that, yes, I do believe that they very much believe in what we're doing and the potential that Yieldstreet has to grow and this could be just like one of the other very, very large boards that they sit on, but the common denominator was different. The common denominator here was that they were incredibly passionate about the retail story. The idea of being able to help their next-door neighbor get access to what's historically not been available to them, and to help people create passive income and to do it in the way that Yieldstreet is doing it, was something that to me, struck out as being the common denominator. So, you know, Jimmy, as you said, it's an honor for us to have them they, add a tremendous amount of weight, to our group to myself, you know, for me to be able to have a sounding board and a group that's, you know, looking over governance and how we operate, and to provide critical feedback in real-time is very, very valuable for myself, but more importantly for Yieldstreet as a business, and for all of us as shareholders of the Prism Fund.

**Lindsey Fielding**
Thanks, Michael. Another question I see coming in is asking to clarify the fee structure of the Prism Fund. So Jimmy, perhaps you could handle that one.

**Jimmy Pandhi**
Yep, so the Prism Fund charges a 1% management fee on invested capital only. So during this ramp-up phase, anything that's been in cash, there are no fees on, you're just earning sort of the bank rate that we're getting. In addition, there's also 50 basis points or half a percent, its administrative fee for us to actually pay sort of the Custodians, the law firms, the Fund administrator, Fund accountants, that also it isn't charged on cash that's only charged on invested capital.

**Lindsey Fielding**
Thank you, and how will Yieldstreet be approaching allocating offerings for a general launch on the Yieldstreet platform versus what would go into the Yieldstreet Prism Fund? Michael, perhaps you can take that one.

**Michael Weisz**
Sure. So it's, there are two different phases of this. So what we're striving for at the Yieldstreet Prism Fund is to get what's called co-investment relief approved by the SEC. Now, co-investment relief in the most simple terms would be the ability to take a percentage of every deal that we do and put it into the Prism Fund. And that was really the initial thought processes as we were thinking about the simplest way to design the selection process for the Prism Fund versus the platform. And that would help people really and truly get as much of a diversified exposure as possible, because we will be taking a piece of every deal that goes in, and we feel that that makes the most sense and takes out any selection bias of any kind. The reality is we need to get a specific approval for that that is underway, and we continue to work towards that. Now in the interim, as we continue to build the Yieldstreet Prism Fund during this ramp is the

way we operate is, there are a number of constraints. And, you know, what's the right way to say this Jimmy? Requirements that we have as it relates from a regulatory perspective on how we put positions into the Fund to maintain whether it be diversification or types of assets, etc. So what happens is an opportunity will come into the Originations team, which is sort of the top of the funnel for us as a business. And as we go through a due diligence process, ultimately the credit committee process, etc. We then begin to understand where is the right home for this? Is this best suited in the Yieldstreet Prism Fund? Or is it best suited for general distribution through the historical way we've done it, does it comply with all the requirements of the Yieldstreet Prism Fund? Is it the right size, given that the Prism Fund is still small and in the ramp phase, say we couldn't do a $25 million transaction in there now, whereas we would be able to on the regular platform as we've been in the past, so there's a lot of consideration that goes in, it's a thoughtful process and that's a summary of ultimately, how we go about that.

**Lindsey Fielding**
Got it. And I'm seeing a few different questions come in around the theme of downside protection and downside risk. So how does the Yieldstreet Prism Fund differ from investing across the individual investments offered presently? Michael, you can really clarify that.

**Michael Weisz**
Sure I think, the reality is if a person would have the capital and the ability to invest across a multitude of individual transactions, you will ultimately get the same level of diversification outside of, for example, the bank preferreds and the mortgage bonds that the Yieldstreet Prism Fund is going to be able to present unless there's a transaction that goes into for example, right now, transactions are not being shared between the platform and the Prism Fund so you won't get the exact same exposure because we don't have to co-investor relief yet, but it is the same concept. So for somebody who is looking to build, for example, a rolling portfolio over time putting X dollars to work and every transaction, we launch across the platform, you will be able to solve for your own diversification. I would highlight that because you'll see Yieldstreet Prism Fund our first fund is Jimmy just explained, our fee structure is really compelling. So, many of our investments on the Yieldstreet platform have a 2% management fee, for example, which is very much in line with the industry and very appropriate but in Yieldstreet Prism Fund we have a 1% management fee. So you got to look at sort of what are your goals? What is your liquidity at a given time? How quickly are you looking to get diversified? Do you want to do active selection? Do you want us as managers to do it on your behalf? And what is your investment horizon in general? When you take all that into consideration, you'll be able to make the decision that's best for you. And we are here to help you think through that decision. If you have questions, email us into the IR team, and we're happy to talk to you about it. But I do believe that it is a personal decision. We've built this Fund like I said, because we've gotten a tremendous amount of feedback that people wanted an experience like this. And for those of you who have been with Yieldstreet, for a while, you should be accustomed to the idea of us continuing to try and iterate and build and improve based on our feedback that we get from you.

**Lindsey Fielding**

Great, and I'm also seeing some questions around the various phases of the fund that you talked through earlier, Michael. So the ramp phase, investment phase and end of Fund so how long exactly would these different phases last, and will Yieldstreet only be accepting new investors during the initial ramp phase? So if we could clarify that a little further.

**Michael Weisz**
Jimmy, do you want to take that question?

**Jimmy Pandhi**
Yep. Thank you. That's a great question, the ramp phase is going to be probably 12 to 13 months, then the next phase is where we're deploying the assets and harvesting the assets. So that's going to be the remainder of the call it 30 months and then the last six months sort of is when the wind-down happens and then, you know, we start returning principal and doing distributions back as investments mature.

**Lindsey Fielding**
Thank you and a few... I know we had talked through a couple of examples of what the fund is currently invested in today in Real Estate, Art Finance, and a pending Legal finance transaction. A couple of investors are asking just for a little bit of extra detail of what Art and Legal Finance are, they're not familiar with those asset classes.

**Michael Weisz**
Sure. So I'm just for the benefit of all the people that are on here, I don't want to take too much time, I would offer two things. One is if you could email us at Yieldstreet. And we'll set up some time for someone to walk you through that. And number two is if you take a little bit of time to look through some of the content we have on the website, where we talk more in more detail about those asset classes. I'll take a minute or two to go over from a macro perspective. So in Art Finance, business, the objective of that business is to make loans to individuals or entities that have high-value art that they are seeking to get some liquidity out of. Now we don't feel comfortable yet taking a position sort of owning art in the equity. We are more comfortable on the debt side. So for example, if there's a $10 million piece of art, we might lend $4 million on that piece, thinking that we want to be less than 50% loan to value net of commissions and other expenses if you'd have to sell that piece. Now we traffic in a very specific area of the market, which we're happy to give you more details on. It's usually a very high value. Looking for artists that consistently have liquidity. The team is very data-driven. So we suck up all the data from public and private auctions or sales that we can get to create a risk rating system around our portfolio. And that's sort of how we rank our investments. Those loans are typically one to three years. The artists could be things like Picasso, Monet, Koons, Richter, etc. So they're not going to be entry-level art pieces by any stretch, and they usually represent, you know, less than 5% of any individual or entities' net worth unless they're in the business of art. In a majority of situations, the art sits in a bonded and insured warehouse under exclusively our control. So we don't have to be concerned about the actual physical pieces running away or having any

issues with them. Now, on the Legal Finance front, I would summarize and say there are a couple of strategies within that asset class. Yieldstreet has invested an excess of I believe $200 million since we started and it's been a great asset class for us and our investors. High level, there are loans to law firms. There are portfolios of individual commercial cases, there are loans to finance companies that provide micro advances to individuals who have pending cases, we do those loans at 10% to 30% loan to value. Over the years, the asset classes really expanded where a lot of leaders in the industry, or a lot of leaders of the investment industry have gotten in. I personally have been investing in Legal Finance since about 2009. And it's interesting to see how the asset classes develop not only with more capital coming in but also I mentioned that we have principal insurance on our portfolio that we just invested in. That particular investment was made in partnership with a dedicated Litigation finance fund that has over 350 million under management, the likes of institutional investors, like the biggest banks and pension funds around the country in the world. So those are some hopefully some anecdotal information on those asset classes. Again, more than happy to have someone on the team spent more time to educate anyone who's interested and again, drive you to some of the content we have on the website.

**Lindsey Fielding**

Another question I see from a few different investors on the call is when we first launched the Yieldstreet Prism Fund BlackRock was involved. And if we could just clarify the relationship and what happened there.

**Michael Weisz**

Yeah, sure. That's a very fair question. I'd be happy to clarify, you know, as a platform, we always say, we're investors first and transparency is important to us. So I definitely think it's important to discuss that. So, I would say that, you know, let's take a step back as we were conceiving the concept of the Fund. Like I said, our initial objective was to say, hey, let's take a percentage of every deal and put it into the fund and therefore really giving people diversification across all the investments that Yieldstreet does. Now, as we were developing the Fund, we learned that there were some of these regulatory challenges to get from investment relief. And we felt that being able to bring on a partner like BlackRock could be very compelling to be able to have a split to some extent between Private Illiquid Credit and Public Credit with a group that has real expertise in that sector. And we have spent a tremendous amount of time building the fund. The market dynamics were very, very different at that time. So as the beginning of the year started, and the markets got a tremendous amount of volatility in them. We had issues around trade discussions with China, we had Coronavirus, rolling in, we started to have a conversation with BlackRock and a mutual discussion and say, hey, this fund is not really designed to have a tremendous amount of volatility. Is there something that we could do outside of a lot of these public equities and sort of narrow it down to maybe bank-preferred mortgage and stuff like that. Ultimately, it was a mutual decision where we realized that given where the market is in COVID-19, the best interest of the Fund and its investment strategy, and you know, all of us as investors in the Fund is to focus on our illiquid alternative investments.

Now, there are two important points I would make beyond that. The first is that the fact that we recognize together that this wasn't the opportune time to focus on the liquid side of that portfolio definitely does not mean that in the future, we won't look to onboard another sub-advisor if the market dynamics change, and it becomes apparent that this is again, the right strategy for the Fund. The second component is I think this very much talks to the sentiment and the way we operate the firm more broadly, which is we're constantly double guessing and double-checking ourselves and saying, Hey, is this the right approach? I know when we started to put the contract of the Fund together 18 months ago, this seemed amazing, and securing BlackRock was an incredible feeling for a business of our size. We made a huge splash about the announcement. But at the end of the day, we're here to serve you, and here to serve us as investors. So together with BlackRock, we decided to mutually cease the sub-advisor agreement. Again, we had not even allocated any capital to them when we did it. So it was fairly seamless to be able to do it, given that they weren't managing any money at the time. So hopefully that gives you more color. That's as much of the story as there is and I'm happy to be able to share it with you.

**Lindsey Fielding**
Thanks, Michael. And I see we're coming up on time. So I'll take maybe one more question. I'm seeing a few questions come in related to how investors will be taxed for participating in the Prism Fund, will this issue a K-1 or another document and how does that work with the dividend reinvestment program that investors can sign up for that would automatically reinvest any dividends paid. So Jimmy, maybe you can take this one

**Jimmy Pandhi**
Great. The tax is a 1099 form, just similar to if you enrolled in a drip with Microsoft or Apple, you would still have tax on the portion of the income that you've actually reinvested back into the Fund. But that money is working for you. You just, you might have a tax bill, depending on your personal financial situation.

**Lindsey Fielding**
Great, thank you. And as a last question, I think Michael, if you could clarify. There are a couple of questions coming in around the tradable securities portion you mentioned as part of, especially during the ramp-up phase. If you could clarify further, what those actually are and how they'll be utilized in the Fund.

**Michael Weisz**
Sure. So what we're not looking to do is invest in equities. We're not looking to preying upon the present stock market gyrations. We're specifically designed to have low stock market correlation. What we are looking for are investment opportunities in other forms of public debt. So for example, bank preferreds are debt that let's say, Goldman Sachs or Wells Fargo or JP Morgan issues. A couple of weeks ago at, you know, 5%-6% that's tightened up now with the rest of the market or mortgage bonds or fixed coupons there. So we are looking to invest in

opportunities where we can earn slightly more or as much as possible more than a simple money market account, especially where rates and money market accounts have gone almost to zero, but also, not take on an uncomfortable level of volatility because the objective of the public securities is to eliminate cash drag as you continue to invest in the Private Illiquid Credit. So we need to be able to have that money available when we want to do the next deal, be it in Litigation finance or Real Estate or something else. And we do not at any measure or want to have to be in a position to take a loss because there's a stock market gyration or volatility. So we're looking specifically for a few types of public debt investments that will provide for a coupon that trade in smaller sizes that have liquidity to them, and that we believe will have very limited downside protection.

**Lindsey Fielding**
Excellent. Thank you, Michael. And unfortunately, we are already over time for our time allocated here and can't get to every question asked. But thank you so much for everyone for your time today for attending and for your engagement with our Q&A. If anything was unanswered, I do encourage you to reach out to us investments@yieldstreet.com. And we're happy to clarify any questions further, I would also encourage you to visit yieldstreetprismfund.com, which will provide more detail on the Fund itself, as well as links to other resources, and documentation.

**Michael Weisz**
Hey, Lindsey, I echo that for a minute. So, just guys from my perspective, I see a ton of volume of questions here. And that's great. I am super thankful that not only are people showing up and participating but that they're actively asking questions and are highly engaged. There are a lot of questions here that are coming in anonymously. There's no question too big or too small. So please do take up Lindsey on her request. Ask your questions that we haven't gotten to. There are several questions that are very similar in nature. So maybe if you send in your questions and you give us a couple of days to aggregate them so that we could respond to everybody in a timely manner, we would welcome the opportunity to help give as much clarity as we can for all of you here today.
Absolutely. So thank you again, everyone, for joining. We appreciate the time and enjoy the rest of your day.

**Lindsey Fielding, Michael Weisz, Jimmy Pandhi**
Thank you so much.

**Final Slide**

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The Yieldstreet Prism Fund's annualized distribution rate of 7% reflects the initial quarterly distribution declared by the Fund's board of directors on February 6, 2020, which will be payable to stockholders of record as of June 10, 2020 and is based on the initial offering price of $10 per share. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.

The Yieldstreet Prism Fund is a non-diversified closed-end fund for the purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product).

Shares of the Yieldstreet Prism Fund are not offered for sale in the states of Nebraska and North Dakota or to persons residing or located in such states. No subscription for the sale of Fund shares will be accepted from any person residing or located in Nebraska or North Dakota

